Guided by value.

August 30, 2022

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you because you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is targeted for November 4, 2022, but may happen at a date shortly thereafter (“conversion date”).

The shares of GOWLX that you hold are currently held at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account). Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold the ETF shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date.

However, if you still hold your GOWLX shares at Ultimus two business days prior to the conversion date, your shares will be automatically liquidated. In turn, you will receive a check sent to the address on record for the proceeds from the liquidation minus any fees and expenses. These proceeds may also be subject to tax. As your shares were within an IRA, you will have 60 days to deposit the check into another IRA or retirement account.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

August 30, 2022

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you because you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC and shareholders, which we anticipate will happen, the conversion is targeted for November 4, 2022, but may happen at a date shortly thereafter (“conversion date”).

The shares of GOWLX that you hold are currently held at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold the ETF shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date.

You have multiple accounts that hold GOWLX that will be handled differently if they are not transferred prior to the conversion date.

For IRAs:

If you still hold your GOWLX shares at Ultimus two business days prior to the conversion date, your shares will be automatically liquidated. In turn, you will receive a check sent to the address on record for the proceeds from the liquidation minus any fees and expenses. These proceeds may also be subject to tax. As your shares were within an IRA, you will have 60 days to deposit the check into another IRA or retirement account.

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

For taxable accounts (non-IRAs):

If your shares are not moved prior to the conversion date, your shares of EQTY will be transferred to American Stock Transfer & Trust Company (“AST”). You can contact AST directly at (800)937-5449 or https://www.astfinancial.com. After the conversion, you will only be able to instruct AST to transfer your EQTY shares to a brokerage firm or liquidate your shares. Twelve months after the conversion date, if you are still holding EQTY shares at AST, your shares will be liquidated. In turn, you will receive a check to the address on record for the proceeds from the liquidation minus any fees and expenses. The proceeds may also be subject to tax.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

August 30, 2022

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you because you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is targeted for November 4, 2022, but may happen at a date shortly thereafter (“conversion date”).

The shares of GOWLX that you hold are currently held at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion to EQTY. If your shares are not moved prior to the conversion date, your shares of EQTY will be transferred to American Stock Transfer & Trust Company (“AST”). You can contact AST directly at (800)937-5449 or https://www.astfinancial.com. After the conversion, you will only be able to instruct AST to transfer your EQTY shares to a brokerage firm or liquidate your shares. Twelve months after the conversion date, if you are still holding EQTY shares at AST, your shares will be liquidated. In turn, you will receive a check to the address on record for the proceeds from the liquidation minus any fees and expenses. The proceeds may also be subject to tax.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX statement and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwah.com/open-an-account). Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion, you will see the position change in your brokerage account from GOWLX to EQTY.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

November 8, 2022

SHAREHOLDER NAME
ADDRESS 1
ADDRESS 2

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, because you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). We are mainly notifying you because the targeted date of the conversion has changed. If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

The shares of GOWLX that you hold are currently held at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion to EQTY.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX statement and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion, you will see the position change in your brokerage account from GOWLX to EQTY.

If your shares are not moved prior to the conversion date, your shares of EQTY will be transferred to American Stock Transfer & Trust Company (“AST”). AST will send you a welcome letter after the conversion to provide additional details and contact information. .. After the conversion, you will only be able to instruct AST to transfer your EQTY shares to a brokerage firm or liquidate your shares. Twelve months after the conversion date, if you are still holding EQTY shares at AST, your shares will be liquidated. In turn, you will receive a check to the address on record for the proceeds from the liquidation minus any fees and expenses. The proceeds may also be subject to tax.

If you do not want to hold EQTY shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,
Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

November 8, 2022

SHAREHOLDER NAME
ADDRESS 1
ADDRESS 2

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of GOWLX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of GOWLX as soon as possible. If you do not take action to move GOWLX to another brokerage account prior to the Reorganization, your GOWLX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your GOWLX shares as of the Valuation Time. Such liquidation may result in a taxable distribution from your GOWLX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. You should deposit these funds into another tax-deferred account within 60-days. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold GOWLX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,

Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

November 8, 2022

SHAREHOLDER NAME
ADDRESS 1
ADDRESS 2

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of GOWLX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of GOWLX as soon as possible. If you do not take action to move GOWLX to another brokerage account prior to the Reorganization, your GOWLX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your GOWLX shares as of the Valuation Time. Such liquidation will result in a taxable distribution from your GOWLX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. These forced redemptions and distributions will be subject to a 10% early distribution tax on the federal level and there is voluntary withholding at the state level. If you deposit these funds into another tax-deferred account within 60-days, you will need to use other funds to make up for the amount withheld. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold GOWLX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,
Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

November 8, 2022

SHAREHOLDER NAME
ADDRESS 1
ADDRESS 2

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of GOWLX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of GOWLX as soon as possible. If you do not take action to move GOWLX to another brokerage account prior to the Reorganization, your GOWLX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your GOWLX shares as of the Valuation Time. Such liquidation will result in a taxable distribution from your GOWLX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. These forced redemptions and distributions will be subject to a 10% early distribution tax on the federal level and 4% withholding at the state level. If you deposit these funds into another tax-deferred account within 60-days, you will need to use other funds to make up for the amount withheld. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold GOWLX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,
Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM

Guided by value.

November 8, 2022

SHAREHOLDER NAME
ADDRESS 1
ADDRESS 2

Re: Conversion of GOWLX mutual fund to Kovitz Core Equity ETF (EQTY)

Dear Shareholder,

This communication is being delivered to you as a follow-up to our communication from August 30, 2022. As a reminder, you are a direct shareholder of Green Owl Intrinsic Value Fund (“GOWLX”). Kovitz Investment Group Partners, LLC (“Kovitz”) serves as advisor to GOWLX and has filed a Form N-14 Registration Statement to the Securities and Exchange Commission (“SEC”) to request approval to convert GOWLX to an Exchange Traded Fund (“ETF”) that will be called the Kovitz Core Equity ETF (ticker: EQTY). If approved by the SEC, which we anticipate will happen, the conversion is now targeted for December 9, 2022, (“conversion date”).

As of the date above, you still have shares of GOWLX held within a retirement account at the Fund’s Transfer Agent, Ultimus Fund Solutions, LLC (“Ultimus”). However, because Ultimus is unable to custody ETF securities we are recommending direct shareholders move their GOWLX shares to a brokerage account prior to the conversion date to EQTY.

With limited time until the conversion we recommend working to move your shares of GOWLX as soon as possible. If you do not take action to move GOWLX to another brokerage account prior to the Reorganization, your GOWLX shares will be liquidated at the effective time of the Reorganization and you will receive cash equal in value to the market value of your GOWLX shares as of the Valuation Time. Such liquidation will result in a taxable distribution from your GOWLX IRA to you as the IRA account holder and in a loss of the tax-advantaged treatment of your account. These forced redemptions and distributions will be subject to a 10% early distribution tax on the federal level and 5% withholding at the state level. If you deposit these funds into another tax-deferred account within 60-days, you will need to use other funds to make up for the amount withheld. Please refer to this IRS website for more information:

https://www.irs.gov/retirement-plans/plan-participant-employee/rollovers-of-retirement-plan-and-ira-distributions

Shareholders who hold GOWLX shares through a fund direct IRA are urged to consult their own tax advisors as to the specific consequences to them of the Reorganization.

To transfer your shares in advance of the conversion to EQTY, you can transfer them to an existing brokerage account or open a new account. To transfer to an existing account, you can provide your advisor or brokerage firm a copy of your GOWLX and they can facilitate the transfer. To open a new brokerage account, you have many options, such as Charles Schwab & Co. Inc. (https://www.schwab.com/open-an-account), Fidelity (https://www.fidelity.com/open-account/overview) or E*Trade (https://us.etrade.com/). Most of these custodians allow you to open accounts online and you would simply need to provide a recent GOWLX statement to facilitate the transfer of shares from the Fund to your new account. On the day following the Fund to ETF conversion you will see the position change in your brokerage account from GOWLX to EQTY.

If you do not want to hold EQTY shares or take part in the conversion, you can call GOWLX Shareholder Services at 888-695-3729 and they can assist you with what would be required to liquidate your account. You will need to complete this prior to the conversion date. Please note the tax implications noted above will apply to this situation as well.

If you have any questions about this, you can contact Kovitz at compliance@kovitz.com or 312-334-7337.

Sincerely,
Kovitz Investment Group Partners, LLC

Chicago ♦ HQ 71 S WACKER DRIVE SUITE 1860 CHICAGO, IL 60606	Orange County 30 ENTERPRISE SUITE 210 ALISO VIEJO, CA 92656	Madison 8000 EXCELSIOR DRIVE SUITE 201 MADISON, Wl 53717	Family Office Services 2215 SANDERS ROAD SUITE 100N NORTHBROOK, IL 60062	312.334.7300 KOVITZ.COM